INDIE GROWERS ASSOCIATION

February 27, 2015

Division of Corporate Finance

Attention: John Reynolds

RE:

Indie Growers Association

Form 8-K

Filed July 2, 2014

File No. 000-54091

Dear Sir:

This letter is in response to your comment letter of February 26, 2015.

1.

The Company did not consider itself a shell company at the time of the filing of its 8-K on July 2, 2014.  While the acquisition of River Ridge Sunshine Farms LLC (RRSF) was an acquisition of an operating business, the Company had already stated its intentions to operate in the business of leasing property to medical marijuana producers prior to the closing of this acquisition.  The Company’s management at the time had experience in this industry and had attempted to close other acquisitions in this industry prior to the RRSF acquisition.  In addition, our year end and quarterly financial statements leading up to the RRSF acquisition indicates that the Company was generating expenses based on its prior business model but had, by April 14, 2014, changed its name to Indie Growers Association to reflect this intended change in business.

2.

The Company filed its Form 10-K for the year ended March 31, 2014 and its Form 10-Q for the subsequent quarters without having an independent accountant review because management believed the Company was not required to do so in accordance with Rule 3-11 of Regulation S-X.  For this same reason, management did not believe audited financial statements of RRSF were required in the Form 8-K either.  If we are mistaken in our interpretation of Rule 3-11, please so advise and we will remedy any filing deficiencies.

3.

It was our intention to file audited financial statements with our Form 10-K for the year ended March 31, 2015 because the Company will no longer meet the requirements of Rule 3-11.  However, we did not receive a letter from Sadler, Gibb and Associates indicating its engagement with the Company had been terminated so we were unaware of this change.  That said, on the basis of your comment letter, we have now begun the process of locating and engaging a new audit firm and will file an Item 4.01 Form 8-K as soon as we have done so.

We trust the above to be in order.

INDIE GROWERS ASSOCIATION

By:

/s/ Robert Coleridge

Robert Coleridge, President